Exhibit 10.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT, dated as of October 31, 2024 (the “Effective Date”) (herein together with the Schedules and Exhibits attached hereto, the (“Agreement”), is entered into by and among Ryan Faber, Jesse Leimgruber, John Backus and Alain Meier (each a “Founder Seller” and collectively the “Founder Sellers”) as the voting members of Bloom HoldCo LLC, a Delaware limited liability company (the “Company”), Ryan Faber, as the Sellers’ Representative, and Virtual Assets Lab AG, a Swiss company limited by shares (the “Buyer”). Capitalized terms used in this Agreement are defined or otherwise referenced in Section 8.1 of this Agreement. Buyer and Sellers are sometimes individually referred to herein as a “Party” and collectively as the “Parties”). The Founder Sellers together with the non-voting shareholders/RSU/PSU holders are collectively referred to herein as the “Sellers”.

W I T N E S S E T H:

A.  WHEREAS, the Sellers own all of the issued and outstanding shares and all instruments exercisable for shares in the Company (the “Shares”); and

B.  WHEREAS, the Sellers wish to sell, and the Buyer wishes to purchase, the Shares upon the terms and conditions of this Agreement.

NOW, THEREFORE, in reliance upon the representations and warranties made herein and in consideration of the mutual agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE I

1.	SALE AND PURCHASE OF SHARES

Section 1.1 Sale of Shares.

On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Sellers will sell, assign and transfer to the Buyer, and the Buyer will purchase and acquire, all of the Sellers’ right, title and interest in and to the Shares, free and clear of all Encumbrances except for restrictions on transfer under federal and state securities Laws.

Section 1.2 Purchase Price and Payment for the Shares.

(a) Aggregate Purchase Price. The aggregate purchase price for all of the Shares is (i) the total amount of cash and cash equivalents held by the Company as of 8:00 a.m. EST on the Closing Date (the “Closing Consideration”) it being understood that all amounts due on the Closing Date under the Leimgruber Loan evidenced by that certain Promissory Note by and between Jesse Leimgruber and the Company, dated July 18, 2022 shall be added to the Closing Consideration and (ii) the right to the Contingent Consideration (as such term is defined in the Contingent Consideration side letter (the “Side Letter” or the “Contingent Consideration Side Letter”) (the right to Contingent Consideration together with the Closing Consideration are collectively referred to herein as the “Purchase Price”).

(b) Payment of Purchase Price after Closing. Within one (1) business day of the Closing, the Buyer shall deliver by wire transfer of immediately available funds (or other mutually agreeable method):

(ii) to the Escrow Account, Escrow Wallet or such other Escrow structure which is mutually agreed to by the Sellers’ Representative and the Buyer on or before the Closing Date, the Indemnity Escrow Amount;

(ii) to the Sellers in accordance with their pro rata equity interest in the Company, the Closing Consideration minus the Indemnity Escrow Amount, and the Compliance Amount (the “Cash Closing Amount”) it being understood, with the consent and at the direction of Jesse Leimgruber, that a portion of the cash portion of the Purchase Price Jesse Leimgruber otherwise would receive shall first be applied to satisfy in full all amounts due under the Leimgruber Note .

Section 1.3 Contingent Consideration.

(a) Contingent Consideration. As additional consideration for the sale of the Shares, on the date which is one (1) year from the Closing Date, and for four (4) consecutive one-year anniversaries thereafter, the Buyer shall pay to the Sellers’ Representative, for the benefit of the Sellers, the Contingent Consideration, as defined in and subject to the terms of that certain Contingent Consideration Side Letter.

(b) Tax Treatment of Contingent Consideration. Except for any portion of the applicable Contingent Consideration required to be treated as imputed interest for Tax purposes, the applicable Contingent Consideration shall be treated as additional Purchase Price for U.S. federal income tax purposes.

Section 1.4 Withholding.

The Buyer shall be entitled to deduct and withhold from the Purchase Price such amounts as the Buyer is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, or pursuant to other applicable judgments, decrees, injunctions or orders, with respect to the making of such payment. To the extent that amounts are so withheld by the Buyer and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Sellers or other person otherwise entitled to such payments hereunder. The Parties agree that, to their knowledge, no amounts will be required to be deducted and withheld from the payment of the Purchase Price, except to the extent the Company fails to provide the certification described in Section 2.2(a)(ix).

ARTICLE II

2.	CLOSING AND TERMINATION

Section 2.1 Closing.

The closing of the transactions provided herein (the “Closing”) shall take place at the offices at 10:00 a.m. (New York time) on November 1, 2024 (the “Closing Date”).

Section 2.2 Closing Deliverables.

(a) Seller’s Deliverables. At the Closing, the Sellers Representative will deliver to the Buyer:

(i)  any reasonable documentation requested by Buyer videncing e the assignment of the Shares from Sellers to Buyer;

(ii)  a certificate of good standing of the Company from the state of Delaware and dated not earlier than five (5) days prior to the Closing Date;

(iii)  a certificate duly executed by an authorized officer of the Company, certifying (on behalf of the Company and the Sellers) the satisfaction of the conditions set forth in Sections 6.3(a) through(c);

(iv) a Contingent Consideration Side Letter duly executed by the Sellers’ Representative;

(v)  an escrow agreement or escrow terms in substantially the form of Exhibit A hereto (the “Escrow Agreement”) duly executed on behalf of the Sellers by the Sellers’ Representative;

(vi)(a) a certificate, duly executed by an authorized officer of the Company, certified as true and correct as of the Closing Date, (x) the certificate of formation of the Company, certified as of a recent date by the Secretary of State of the State of Delaware and (y) a copy of the resolutions of the Company’s board of directors authorizing the consummation of the transactions contemplated by this Agreement, (b) a certificate of good standing with respect to the Company from the Secretary of State of the State of Delaware, (c) the minute and stock books of the Company, and (d) a copy of the Company’s current operating agreement;

(vii)  evidence acceptable to the Buyer that the Terminated Agreements have been terminated without liability to the Company and (ii) the agreements listed on Schedule 2.2(a)(vii) have been amended, in each case in form and substance satisfactory to the Buyer;

(viii)  evidence acceptable to the Buyer that the salaries and benefits of the employees and contractors set forth on Schedule 2.2(viii) will continue uninterrupted and all such amounts will be paid by the Company through December 31, 2024 (the “Continuing Employees”);

(ix)  a certificate described in Treasury Regulations Sections 1.1445-2I(3) and 1.897-2(h), certifying that interests in the Company do not constitute “United States real property interests” within the meaning of Section 897 of the Code, as amended, together with the applicable notice to the U.S. Internal Revenue Service required pursuant thereto.

(b) Buyers’ Deliverables. At the Closing, the Buyer will deliver to the Sellers’ Representative:

(i) the Closing Consideration as set forth in Section 1.2(b);

(ii)  the Escrow Agreement duly executed by the Buyer, the Sellers’ Representative and if applicable, the escrow agent specified in the Escrow Agreement (the “Escrow Agent”);

(iii) a certificate duly executed by an authorized officer of the Buyer, certifying (on behalf of the Buyer) the satisfaction of the conditions set forth in Sections 6.2(a) through(c);

(iv)(a) certificate, duly executed by an authorized officer of the Buyer, certified as true and correct as of the Closing Date, (x) the articles of formation of Buyer, certified as of a recent date by the Buyer’s CEO and (y) a copy of the resolutions of Buyer’s board of directors authorizing the consummation of the transactions contemplated by this Agreement;

(v) the Contingent Consideration Side Letter duly executed by the Buyer; and

(vi)  to the Company a signed counterpart to the Company’s operating agreement, admitting the Buyer as a member of the Company.

Section 2.3 Conduct of Business Until the Closing Date.

(a) General Undertaking. Unless otherwise agreed or Fairly Disclosed in writing to the Buyer, the Sellers shall procure and be liable to the Buyer that, from the Effective Date until the Closing Date:

(i)  the Company’s business activities are conducted in the ordinary course of business and in accordance with established practice;

(ii)  the Company does not provide, does not promise to provide, or does not undertake to provide any direct or indirect, open or hidden financial benefit (including, without limitation, through a waiver of claims, assumption of debts, dividends, repayment of share capital, repurchase of shares or transfer of assets) which is made for a consideration that is not in line with market conditions, not at arm’s length, or not in the ordinary course of business, to third parties;

(iii) the Company, with the exception of the granting of shares and/or equity-based instruments as well as awards in accordance with already existing obligations under an also already existing employee participation plan, does not issue or enter into any obligations to issue shares or equity-based securities or instruments;

(iv)  the Company refrains from any action that could prevent or prejudice the closing of the Transaction;

(v)  the Sellers refrain from any action that could prevent or prejudice the closing of the Transaction; and

(vi) the Sellers refrain from transferring their Shares to any third party.

ARTICLE III

3.	REPRESENTATIONS AND WARRANTIES OF SELLERS

The Founder Sellers, severally and not jointly, hereby represent and warrant as follows to the Buyer that, as of the signing of this Agreement and immediately prior to the Closing Date:

Section 3.1 Organization of the Company; Authority; Due Execution.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where such failure to qualify would not reasonably be expected to have a Material Adverse Effect. The Governing Documents are in full force and effect and the Company is not in violation of any of the material provisions of its Governing Documents. Schedule 3.1 hereto contains a correct and complete list of each jurisdiction where the Company is qualified or licensed to do business.

(b) Each of the Founder Sellers has all requisite power and authority to enter into this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the required Founder Sellers and constitutes the valid, binding and enforceable obligation of the Sellers, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.2 No Subsidiary or Equity Investments.

Schedule 3.2 sets forth a true and complete list of the Subsidiaries of the Company (each, a “Company Subsidiary”). Except as set forth on Schedule 3.2. The Company does not own, directly or indirectly, or have the power to vote the shares of, any capital stock or ownership interests of any other Person. Each Company Subsidiary is wholly owned by either the Company or another Company Subsidiary.

Section 3.3 Government Filings; No Violation.

(a) Except as set forth on Schedule 3.3 hereto, no notice to, filing with, nor consent of (“Governmental Consents”) any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any Tax, regulatory or governmental or quasi-governmental authority (a “Governmental Entity”), is required to be obtained by the Company or Company Subsidiary for the consummation by the Company of the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default (with or without notice, lapse of time or both) under, the Company’s or Company Subsidiary’s Governing Documents, (ii) a violation or breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event that, after notice or lapse of time or both, would, in each case, result in a creation of rights of acceleration, termination or cancellation, a loss of rights or the creation or imposition of any Encumbrance upon any of the Shares or any of the assets of the Company or Company Subsidiary, (iii) a material violation or breach of any Material Contracts, or (iv) a breach or violation of any Law or any material governmental or non-governmental permit or license to which a Seller is subject.

Section 3.4 Financial Statements; Undisclosed Liabilities; Dividends and Distributions.

(a) Attached as Schedule 3.4(a) hereto are the audited consolidated balance sheets of the Company as of September 30, 2023 and unaudited financials for the most recent period ending October 31, 2024 (the “Balance Sheet Dates”), and the related statements of income, stockholders’ equity and cash flows for the quarter year then ended (the “Financial Statements”). The Financial Statements (except in the case of the unaudited financials for customary annual adjustments and the absence of footnote disclosures) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company and the Company Subsidiaries, on a consolidated basis, as of the respective dates thereof and for the periods referred to therein and are based on the books and records of the Company and the Company Subsidiaries.

(b) The Company and Company Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance (consistent with that of similarly situated corporate entities) that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(c) Neither the Company nor any Company Subsidiary is a party to, and has not committed to become a party to, any alliance, preferred provider, joint venture, off-balance sheet, partnership or any similar contract or arrangement.

(d) The Company and Company Subsidiaries do not have any liability or obligations of any nature (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), except for: (i) liabilities and obligations reflected or reserved against on the Financial Statements or on Schedule 3.4(d) hereto, (ii) liabilities and obligations which have arisen since the Balance Sheet Date in the Ordinary Course of Business, or (iii) liabilities or obligations incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and which are not in the aggregate material.

Section 3.5 Capitalization.

(a) The authorized capital of the Company consists of 9,000 shares of voting stock and 1,000 shares of nonvoting stock of which 9,000 shares of voting stock are issued and outstanding and 1,000 nonvoting shares are subject to outstanding restricted stock unit grants which shall fully vest upon the consummation of the transactions contemplated herein. All Shares are duly authorized, validly issued, fully paid and nonassessable. No Shares are held by the Company as treasury shares. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company. The Shares have been issued in material compliance with all applicable Laws.

(b) Except as set forth in Schedule 3.5(b) hereto, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire from the Company any Shares or other equity interests of the Company is authorized or outstanding, (ii) the Company does not have an outstanding obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, (iii) the Company does not have an outstanding obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Shares or other equity interests or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

(c) Except as set forth in Schedule 3.5(c) hereto, there is no agreement, written or oral, between the Company and any holder of its securities, or among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co sale rights or “drag along” rights), registration under the Securities Act of 1933, as amended, or voting, of the Shares.

(d) Each Seller is the legal and beneficial owner of the Shares set forth opposite such Seller’s name on Schedule 2.2(a)(i) hereto, free and clear of all Encumbrances except for Encumbrances arising from federal and state securities Laws.

Section 3.6 Litigation.

(a) There is no civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry pending or, to the Sellers’ knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties or assets, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Company Subsidiary or any of their respective properties or rights (the foregoing collectively referred to as “Proceedings”). Except as set out in Schedule 3.6(a) hereto, in the past six (6) years, neither the Company nor any Company Subsidiary has been subject to any Proceeding.

(b) (i) There are no Actions pending or, to the Sellers’ knowledge, civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry pending or, to the Sellers’ knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties or assets and (ii) no Seller is subject to any unsatisfied order, which would, in the case of either (i) or (ii) adversely affect in any material respect the ability of such Seller to consummate the transactions contemplated by this Agreement and the ancillary agreements hereto to which such Seller is a party.

Section 3.7 Salaries and Benefits.

Until December 31, 2024, the Company will pay the salaries and maintain the benefits (including the Company’s 401(k) Plan) uninterrupted for the parties set forth on Schedule 2.2(ix);

Section 3.8 Real Property.

None of the Company nor any Company Subsidiary owns or leases any real property.

Section 3.9 Title to Assets; Condition of Assets.

The Company has good and valid title to all of the properties and assets, tangible or intangible, owned or purported to be owned by the Company, free and clear of all Encumbrances, except for Permitted Encumbrance, excluding immaterial properties and assets sold or disposed of by the Company since the Balance Sheet Date in the ordinary course of business. The Company owns, or has a valid leasehold interest in or license to use, all properties and assets necessary for the conduct of its business in all material respects as presently conducted.

Section 3.10 Tax Matters.

(a) Except as set forth on Schedule 3.10(a), all income and other material Tax Returns required to be filed in respect of the Company have been duly and timely filed and all such Tax Returns are true, correct and complete in all material respects. All Taxes of the Company, whether or not shown as due on such Tax Returns, have been fully paid when due.

(b) Except as set forth in Schedule 3.10(b), there are no investigations, audits, actions or proceedings currently pending or, to the Sellers’ knowledge, threatened in writing against the Company by any Governmental Entity for the assessment or collection of a material amount of Taxes, no claim for the assessment or collection of a material amount of Taxes has been asserted in writing against the Company, and there are no matters under discussion, audit or appeal between the Company with any Governmental Entity with respect to the assessment or collection of a material amount of Taxes. There are no Tax liens on any of the assets of the Company other than Permitted Encumbrances. The Company has not agreed to make any material adjustment under Code Section 481(a) (or analogous provision of Law) by reason of a change in accounting method or otherwise. No power of attorney has been granted by or with respect to the Company with respect to any matter relating to Taxes. The Company has not participated in a transaction that is described as a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). The Company has not received any claim from any Governmental Entity in a jurisdiction in which the Company has not filed Tax Returns that it may be subject to taxation by that jurisdiction.

(c) Except as set forth in Schedule 3.10(c), the Company has withheld or deducted all Taxes or other amounts from payments to employees or other persons required to be so withheld or deducted, and has timely paid over such Taxes or other amounts to the appropriate Governmental Entity to the extent due and payable.

(d) Except as set forth in Schedule 3.10(d), the Company has not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which it is or may be liable other than any automatic extension of time to file obtained in the ordinary course of business; (ii) it is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Government Entity may assess or collect Taxes for which it is or may be liable.

(e) The Company does not have any liability for the Taxes of any other Person as a result of having been a member of an affiliated, aggregate, combined, consolidated, unitary, or similar Tax group, including under Treasury Regulations Section 1.1502-6 (or any similar provision of a state, local, or foreign Tax Law), as a transferee or successor or by Contract (other than a commercial agreement entered into in the ordinary course of business and not primarily related to Taxes).

(f) Set forth in Schedule 3.10(e) is a list of the most recent examinations and audits by Governmental Entities for each Tax for which the Company has been audited during the last five (5) years. The Company has provided to the Buyer true and complete copies of the final reports and notices of assessment of the relevant Governmental Entity for each such examination or audit showing the adjustments proposed and the basis asserted therefor.

(g) “Tax” or “Taxes” means any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, transfer, gains, sales, goods and services, use, ad valorem, franchise, profits, stamp, license, withholding, employment, payroll, premium, value added, property or windfall profits taxes, surtaxes, environmental transfer taxes, social security taxes, national health contributions, pension and employment insurance contributions, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign.

(h) “Tax Return” means any return, declaration, report, election, notice, statement or information return and including any amendment, schedule, attachment, part, supplement, appendix and exhibit thereto, made, prepared, filed or required to be filed with any Governmental Entity, domestic or foreign, with respect to Taxes.

The representations and warranties set forth in this Section 3.10 are the Company’s sole and exclusive representations and warranties regarding Tax matters. Notwithstanding anything contained in this Agreement to the contrary, the Company does not make any representations or warranties with respect to the existence, availability, amount, usability, or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss carryforward, basis amount, or other Tax attributes of the Company for any Tax period (or portion thereof) beginning after the Closing Date.

Section 3.11 Employees.

(a) Schedule 3.11(a)(i) hereto sets forth a list of the name, office or other work location, current annual base salary (or wage rate), current cash bonus target and 2024 cash bonus received or accrued, title, date of hire, accrued sick and personal leave, accrued vacation benefits with respect to each present employee of the Company (an “Employee”) as of the date hereof. Except as disclosed and described on Schedule 3.11(a)(i), no Employee is absent from work on long term disability leave or other extended leave of absence or receiving workers’ compensation benefits. Schedule 3.11(a)(ii) contains a true and complete list of all independent contractors of the Company who provide services for the Company (“Company Independent Contractors”) and sets forth for each such Company Independent Contractor the fee schedule for such services provided during 2024. To the Founder Sellers’ knowledge, no Company Independent Contractor has any basis to claim status as an employee of the Company.

(b) Schedule 3.11(b) hereto lists all Employees and Company Independent Contractors covered by any written employment or consulting agreement (the “Employment and Services Agreements”). Except as indicated on Schedule 3.11(b), the employment of all Employees is “at will”.

(c) Except as set forth on Schedule 3.11(c) hereto, the Company does not have any Employees who are working outside the United States (except on short-term business trips in compliance with applicable Laws) or in the United States under a visa, and the Company is not the subject of any inspection or investigation relating to its compliance with or violation of the Immigration Reform and Control Act of 1986 and the rules and regulations promulgated thereunder (the “Immigration Laws”). The Company is not a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization or any local subdivision thereof, nor is any collective bargaining or labor contract currently being negotiated by or affecting the Company. To Sellers’ knowledge, there is no current union organizing activity among any of the Employees of the Company or any union representative petition pending or threatened. The Company is not a member of any employer association or organization.

(d) The Company is in compliance in all material respects with all applicable Laws which relate to labor, labor relations and employment. There is no Proceeding pending or, to Founder Sellers’ knowledge, threatened against the Company concerning a retaliation complaint, charge or claim relating to an Employee’s exercise of a legal right, opposition to unlawful conduct, participation in filing a charge, or cooperation in an investigation into an employment complaint, and to Founder Sellers’ knowledge there is no basis therefor. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security, social benefits, or other benefits or obligations for employees (other than routine payments to be made in the normal course of business). Except as set forth on Schedule 3.11(d) hereto, there is no material action, suit or legal, administrative, arbitration, grievance or other Proceeding pending or, to the Founder Sellers’ knowledge, threatened against the Company relating to its employment practices, any of the applicable Laws described in this Section 3.11, or an Employment and Services Agreement.

(e) The Company or one of its Affiliates has paid in full to all of the Employees that are not Continuing Employees all wages, salaries, commissions, bonuses, benefits, compensation, overtime, cashouts of accrued unused paid time off or leave, and severance or any other amounts due upon termination of employment that are due and payable.

Section 3.12 Employee Benefits.

(a) Each plan, program, policy, agreement or arrangement, whether written or unwritten, providing to any current or former employee, director, officer, consultant or agent of the Company:

(i)  bonus, incentive, commission, fee, director compensation, stock option, stock purchase, stock appreciation right, equity interest or “phantom equity” interest in the Company, incentive compensation, deferred compensation, vacation entitlement, holiday, sick leave, personal leave, employment, consultant, change-in-control, retention, severance, unemployment compensation or other compensation or benefits;

(ii)  retirement, profit-sharing, supplementary retirement, excess benefit, savings or similar benefits; or

(iii)  life insurance, accident insurance, workers’ compensation, health, welfare, cafeteria, disability, travel, hospitalization, medical, dental, dependent care, long-term nursing care, legal, counseling, eye care, fringe benefits, tuition benefits, employee assistance or other similar benefits. (hereafter, each a “Compensation and Benefit Plan” or, collectively, the “Compensation and Benefit Plans”) is listed on Schedule 3.12(a), which Schedule indicates whether each Compensation and Benefit Plan providing for insurance benefits of any kind is fully insured or self-insured. The Company has no liability, contingent or otherwise, with respect to any compensation or benefit plans, policies, agreements or arrangements (other than Compensation and Benefit Plans) that were terminated or expired prior to the date hereof, and there are no pending or, to the Founder Sellers’ knowledge, threatened claims or litigation relating to such expired or terminated plans, policies, agreements or arrangements (other than routine claims for benefits).

(b) All of the Compensation and Benefit Plans are in material compliance with all applicable state, local and federal Laws in the United States, including, but not limited to, the Code and ERISA. There are no pending or, to the Founder Sellers’ knowledge, threatened claims or litigation relating to the Compensation and Benefit Plans (other than routine claims for benefits); and, to the Founder Sellers’ knowledge, there are no facts which could give rise to any such claims or litigation (other than routine claims for benefits in the ordinary course).

Section 3.13 Intellectual Property. Schedule 3.13 contains an accurate and complete list of all:

(i) Company Intellectual Property, (ii) Company IP Agreements, copies of which the Sellers have made available to the Buyer, and (iii) Open Source Software incorporated into, integrated, bundled, linked or distributed with, or used in the development or compilation of any Company product.

(b) The Company Intellectual Property includes all those rights necessary for the operation of the Company’s business as presently conducted. The Company is the exclusive owner of all right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances, and has the right to use without payment to a third party all of the Company Intellectual Property. The Company or a Company Subsidiary owns or has a valid license to use Company Intellectual Property in connection with the operation of the Company’s business as presently conducted and as reflected in any written business plans given the Buyer.

(c) The conduct of the Company’s business as presently conducted does not interfere with, infringe upon, misappropriate, or otherwise breach the rights of any third party. The Company has not received any written notice of any dispute by any third party against the Company pertaining to the conduct of the Company’s business. Neither the Company nor any Company Subsidiary has received written notice of any dispute pending, nor is any such dispute threatened, against the Company or any Company Subsidiary concerning the ownership, validity, registerability or enforceability of any of the Company Intellectual Property (other than the review of pending patent and trademark applications). No circumstances or grounds exist that would give rise to such a dispute. No Company Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other disposition of dispute.

(d) The Company has not received written notice of any dispute or disagreement, and, no such disputes or disagreements are threatened, with respect to any Company IP Agreement. Each Company IP Agreement is in full force and effect. Neither the Company or any Company Subsidiary, nor, to the Founder Sellers’ knowledge, any other parties to a Company IP Agreement, is/are in material breach, and no circumstances or grounds exist that would give rise to a claim of breach or right of recession, termination, revision, or amendment, of any Company IP Agreement, including the signing of this Agreement. The Company or a Company Subsidiary, as applicable, has sole, exclusive and unencumbered rights under Company IP Agreements, and has not granted any Encumbrances on such Company IP Agreements.

(e) The Company has identified all Open Source Software used by the Company. Its use of Open Source Software complies the all applicable licenses, and it has not contributed any proprietary software to an open-source project or made it available as Open Source Software. The Company has not modified, included, incorporated or embedded in, linked to, combined or distributed with, or used in the delivery or provision of any Company product any Open Source Software in a manner that (a) requires the Company software to be disclosed in source code form, (b) requires any Company proprietary software to be licensed for the purposes of making derivative works, (c) places restrictions on the consideration the Company may charge for distributing its software, or (d) obligates the company to grant any third party any rights or immunities to technology or IP rights owned by the Company.

(f) Patents: Except as set forth on Schedule 3.13, the Company and the Company Subsidiaries own no Patents.

(g) Marks:

(i)  The Company or a Company Subsidiary is the owner of all right, title, and interest in and to each of the Company Group’s Marks, free and clear of all Encumbrances and other adverse claims.

(ii) None of the Company Group’s Marks is now involved in any opposition, invalidation, or cancellation and, to Sellers’ knowledge, no such action is threatened with respect to any of the Marks.

(iii)  To the Founder Sellers’ knowledge, none of the Company Group’s Marks has been challenged or threatened in any way. To the Founder Sellers’ knowledge, none of the Company Group’s Marks infringes or is alleged to infringe any Mark of any third party.

(h) Copyrights:

(i)  The Company or a Company Subsidiary is the owner of all right, title, and interest in and to each of the Company Group’s Copyrights, free and clear of all Encumbrances.

(ii) All of the Company Group’s Copyrights are valid and enforceable.

(iii)  To the Founder Sellers’ knowledge, none of the Company Group’s Copyrights has been challenged or threatened in any way.

(i) Trade Secrets:

(i)  The Company has taken commercially reasonable precautions to protect the secrecy, confidentiality, and value of its Trade Secrets.

(ii)  The Company or a Company Subsidiary has good title and an absolute (but not necessarily exclusive) right to use the Company Group’s Trade Secrets. To the Founder Sellers’ knowledge, no Trade Secret has been used, divulged, or appropriated by the Company, or any of its employees, either for the benefit of any Person (other than the Company) or to the detriment of the Company. To the Founder Sellers’ knowledge, none of Company Group’s Trade Secrets is subject to any adverse claim or has been challenged or threatened in any way.

(j) Software:

All Software, whether owned by the Company Group or licensed from any other Person, is free from any significant defect, programming or documentation error. To the Founder Sellers’ knowledge, no Software, whether owned by the Company or licensed from any other Person, contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

Section 3.14 Bank Accounts.

Schedule 3.14 hereto sets forth a list of all bank and savings accounts, certificates of deposit and safe deposit boxes of the Company including the name and address of each bank branch and the names of those persons authorized to sign thereon as of the date of this Agreement.

Section 3.15 Compliance with Laws.

(a) The business of the Company is not being, conducted in material violation of any law, ordinance, regulation, treaty, judgment, order (whether temporary, preliminary or permanent), decree, arbitration award, license or permit of any Governmental Entity (collectively, “Laws”). No action, demand, requirement, investigation or review by any Governmental Entity with respect to the Company or affecting any of its properties or assets is pending or, to the Sellers’ knowledge, threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same.

(b) The Company has in effect all material approvals, authorizations, certificates, filings, consents, licenses and permits of or with all Governmental Entities (collectively, “Permits”) necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted. All such Permits are set forth on Schedule 3.15(b) hereto. There has occurred no material default under, or violation of, any such Permit, and each such Permit is in full force and effect. The Company has not received any communication or otherwise has knowledge of any facts which have, or reasonably should have, led it to believe that any of the Permits are not currently in good standing.

(c) Without limiting the generality of the foregoing, the Company is in material compliance with the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78m and 15 U.S.C. § 78dd-1 et seq.) (the “FCPA”), and analogous applicable Laws and regulations of all other jurisdictions in which they conduct business pertaining to improper payments to government officials and the related books and records provisions of such Laws and regulations.

Section 3.16 Contracts and Commitments.

(a) Except as set forth on Schedule 3.16(a) hereto, neither the Company nor any Company Subsidiary is a party to any:

(i)  Contract by which the Company or a Company Subsidiary provides goods or services to a customer in excess of Five Hundred Dollars ($500) annually;

(ii)  covenant not to compete or other covenant (A) limiting or restricting the development, manufacture, marketing, distribution or sale of any of the products or services of the Company or a Company Subsidiary or any future line extension of such products or services into other forms, (B) limiting or restricting the ability of the Company or a Company Subsidiary to enter into any market or line of business or to compete with any other Person or (C) restricting or prohibiting the Company or a Company Subsidiary from transacting business or dealing in any manner with any other Person;

(iii) Contract that contains a “most-favored nation” or “most-favored-customer” clause;

(iv)  Contract with any Affiliate of the Company or any manager, director, officer, stockholder, member or employee of the Company or a Company Subsidiary;

(v) a Contract relating to any severance, retention, or change of control bonus;

(vi)  Contract relating in whole or in part to the Intellectual Property of the Company Group (including maintenance agreements and any other agreement relating to Intellectual Property and Company Group Products and any Contract under which the Company is licensee or licensor of any such Intellectual Property and Company Group Products);

(vii)  guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by the Company or any Company Subsidiary; any Contract evidencing indebtedness of the Company or a Company Subsidiary providing for the creation of any Encumbrance upon any of the property or Assets of the Company or a Company Subsidiary;

(viii)  collective bargaining agreement or other Contract with any labor union or association representing employees;

(ix)  Contract establishing or creating any partnership, alliance, subcontract, joint venture, limited liability company, limited liability partnership or similar relationship;

(x)  Contract to make any capital expenditures or capital additions or improvements in excess of Five Hundred Dollars ($500) annually;

(xi) Contract entered into outside the Ordinary Course of Business; and

(xii)  Contract providing for the indemnification of any current or former director, officer or employee of the Company. Contracts required to be disclosed on Schedule 3.16(a) hereto pursuant to this Section 3.16(a), are hereinafter referred to as “Material Contracts.”

(b) Each Material Contract that requires: (i) the consent or waiver of a third party prior to consummation of the transactions contemplated by this Agreement or (ii) any approval, filing, notification or recertification by Seller as a result of the transactions contemplated by this Agreement; in order to avoid a breach or violation of, or default under, such Material Contract is identified and marked by an asterisk on Schedule 3.16(a) hereto. Each Material Contract is a valid and binding obligation of the Company, in full force and effect and enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law). Neither the Company nor, to the Sellers’ knowledge, any other party to any Material Contract, is in material violation of or in material default under any Material Contract, nor, to the Sellers’ knowledge, has any event occurred or circumstance or condition exist, that (with or without notice, lapse of time or both) would reasonably be expected to (i) result in a material violation of or default under any Material Contract, (ii) give any party the right to cancel or terminate or modify any Material Contract or (iii) give any party to any Material Contract the right to seek material damages or other remedies. Except as set forth in Schedule 3.16(b) hereto, there have been no material oral or written modifications, amendments or waivers with respect to of any of the terms of any of the Material Contracts.

(c) The Company has made available to the Buyer true and complete copies of all Material Contracts.

Section 3.17 Insurance.

(a) Schedule 3.17(a) hereto sets forth (i) the policies of insurance presently in force covering the Company and its business; and (ii) all outstanding insurance claims by the Company for damage to or loss of property or income which have been referred to insurers or which the Company believe to be covered by commercial insurance. The Company has heretofore delivered to the Buyer complete and correct copies of the policies and agreements set forth on Schedule 3.17(a) hereto.

(b) The insurance policies set forth on Schedule 3.17(a) hereto are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of the Closing have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for compliance with all material requirements of applicable Law and all agreements relating to the Company.

Section 3.18 Affiliate Interests.

(a) Except as set forth in Schedule 3.18(a) hereto, there are no current transactions, agreements, arrangements, understandings, obligations, liabilities or claims (“Affiliate Arrangements”) between the Company and a Person (other than a Company Subsidiary) (i) that is an Affiliate of the Company or (ii) with respect to which any Affiliate of the Company, or any member of the immediate family of any such Affiliate, owns more than 50% of the voting equity of such Person. All such Affiliate Arrangements were entered into in the Ordinary Course of Business and on commercially reasonable terms and conditions.

(b) Except as set forth in Schedule 3.18(b) hereto, no stockholder, employee, officer or director of the Company has any material interest in any property, real or personal, tangible or intangible, including without limitation inventions, patents, trademarks or trade names, used in or pertaining to the business of the Company.

Section 3.19 Distributors, Suppliers and Customers.

The relationships of the Company with its distributors, suppliers, customers, and licensors or sub licensors of rights with respect to Intellectual Property are reasonably good commercial working relationships and no (i) supplier to the Company (excluding, for the avoidance of doubt, employees of the Company), or (ii) distributor or customer to the Company has canceled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with the Company. Schedule 3.19 hereto identifies each supplier and each distributor with which the Company is doing business and each customer for whom the Company has ongoing obligations. The Sellers have no reason to believe that the relationship with any customers, suppliers or distributors of the Company will not continue after the Closing Date in substantially the same manner as prior to the date of this Agreement.

Section 3.20 Brokers and Finders.

Neither the Sellers nor the Company has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 3.21 Exclusivity of Representations.

Except for the representations and warranties specifically and expressly set forth in Article 3 (in each case, as modified by the Schedules) none of the Company Group, the Sellers or any other Person makes any other express or implied representation or warranty with respect to the Company Group, the Shares, Sellers or the transactions contemplated by this Agreement. Without limitation as to the foregoing, the Company Group disclaims any and all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or Persons who are appointed to act any Party’s behalf (“Representatives”) (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant, or other representative of the Company Group, Sellers or any of their respective Affiliates). Except as specifically and expressly set forth in Article 3 (in each case, as modified by the Schedules) none of the Company Group, Sellers or any other Person makes any representation or warranty to Buyer regarding the probable success or future profitability of the Company Group or its business or the ability of the Company Group or its business to meet any published or internally-prepared projections (financial or otherwise), budgets, plans, or forecasts of revenues, earnings, or other financial performance measures or operating statistics. Except as expressly set forth herein, the condition of the assets of the Company Group shall be “as is” and “where is” and none of the Company Group, Sellers or any other Person makes any warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of the Company Group or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent.

ARTICLE IV

4.	REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers that, as of the signing of this Agreement and immediately prior to the Closing Date:

Section 4.1 Organization of the Buyer; Authority; Due Execution.

(a) The Buyer is Swiss company limited by shares validly existing and in good standing under the laws of Switzerland and has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other business entity in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where failure to be so qualified or in good standing, when taken together with all other such failures, is not reasonably likely to prevent, materially delay or materially impair the Buyer’s ability to consummate the transactions contemplated by this Agreement.

(b) The Buyer has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized. This Agreement has been duly executed and delivered by the Buyer and constitutes the valid, binding and enforceable obligation of the Buyer, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

Section 4.2 Government Filings; No Violation.

(a) No notices, reports or other filings are required to be made with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Buyer from any Governmental Entity in connection with the execution and delivery of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default (with or without notice, lapse of time or both) under, the Buyer’s Governing Documents or (B) constitute or result in the breach or any contract or instrument to which Buyer is a party or by which Buyer’s properties or assets are subject, that would be reasonably expected to materially impair Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.3 Litigation.

There is no civil, criminal or administrative suit, action, proceeding, investigation, review or inquiry pending or, to the Buyer’s knowledge, threatened against or affecting the Buyer or any of its properties or rights, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against or affecting the Buyer or any of its properties or rights that is reasonably likely, either individually or in the aggregate, to adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 4.4 Compliance with Law.

The Buyer is not in violation of any Law that would impair the Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 4.5 Brokers and Finders.

The Buyer has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 4.6 Investment Intent.

The Shares are being purchased for Buyer’s own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Section 4.7 Independent Investigation; No Reliance.

In connection with its investment decision, Buyer or its representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Company as desired by Buyer to its full satisfaction. The purchase of the Shares by Buyer and the consummation of the transactions contemplated hereby by Buyer are not done in reliance upon any representation or warranty by, or information from, Founder Sellers, the Company or any of their respective Affiliates, employees or representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article 3 (as modified by the Schedules) and Buyer acknowledges that the Company and Founder Sellers expressly disclaim any other representations and warranties, and Buyer disclaims any reliance on any such other representations and warranties.

Section 4.8 Solvency. Assuming the truth and accuracy of the representations and warranties in Article 3, after giving effect to the transactions contemplated by this Agreement, the Company: (a) will be solvent (in that the present saleable value of its assets will not be less than the amount required to pay its probable liabilities on its existing debts as they become absolute and matured); (b) will have adequate capital with which to engage in its business; and (c) will not have incurred and will not plan to incur liabilities beyond its ability to pay as they become absolute and matured.

ARTICLE V

5.	CERTAIN COVENANTS AND AGREEMENTS OF THE SELLERS AND THE BUYER

Section 5.1 Expenses and Fees.

All costs and expenses incurred by the Buyer in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Buyer and all costs and expenses incurred by the Company or the Sellers in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Sellers.

Section 5.2 Confidentiality.

Each of the Sellers and the Buyer will hold and will cause its respective Representatives and Affiliates to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of applicable Law, all documents or information disclosed or otherwise made available by inspection, observation or otherwise concerning the Sellers and the Company furnished to the Buyer and all documents and information concerning the Buyer furnished to any Seller or the Company, in each case whether disclosed in writing, orally, electronically or otherwise, in connection with the transactions contemplated hereby (except to the extent that such information can be shown to have been (i) previously known by the Buyer prior to its disclosure to the Buyer by any Seller or the Company, (ii) previously known by any Seller or the Company prior to its disclosure to such Seller or the Company by the Buyer, (iii) in the public domain through no fault of any Seller, the Company or the Buyer, (iv) later lawfully acquired by the Sellers, the Company or the Buyer from other sources that are not under an obligation of confidentiality or (v) developed by the Sellers, the Company or the Buyer independently and without reference to any confidential information of the other parties) and will not release or disclose such information to any third party, except in connection with this Agreement to its Representatives. From and after the Closing, the provisions of this Section 5.2 shall not apply to or restrict in any manner the Buyer’s use of any confidential information of the Sellers relating to the Company. If a Party becomes compelled in any Proceeding (other than a Proceeding between or among the Parties) or is requested by a Governmental Entity having regulatory jurisdiction over the transactions contemplated hereby to make any disclosure that is prohibited or otherwise constrained by this Section 5.2, such Party shall provide the other Parties with prompt notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 5.2. In the absence of a protective order or other remedy, such Party may disclose that portion (and only that portion) of the confidential information that, based upon advice of such Party’s counsel, such Party is legally compelled to disclose or that has been requested by such Governmental Entity; provided, however, that such Party shall use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any confidential information is so disclosed. If this Agreement is terminated, each Party shall (A) destroy all confidential information prepared or generated by the other Parties without retaining a copy of any such material, (B) promptly deliver to the other Parties all other confidential information of the other Parties, together with all copies thereof, in the control, custody or possession of such Party or, alternatively, with the written consent of the other Parties, destroy all such confidential information, and (C) certify all such destruction in writing to the other Parties; provided, however, that such Party may retain a list that contains general descriptions of the information it has returned or destroyed to facilitate the resolution of any controversies after the other Parties’ confidential information is returned.

Section 5.3 Public Announcements.

The Parties agree that no public release, announcement or any other disclosure concerning any of the transactions contemplated hereby shall be made or issued by any Party without the prior written consent of the Buyer and the Sellers’ Representative (in each case, which consent shall not be unreasonably withheld or delayed), except to the extent such release, announcement or disclosure may be required by applicable Law, in which case the Party required to make the release, announcement or disclosure shall allow the Buyer or the Sellers’ Representative, as the case may be, reasonable time to comment on such release, announcement or disclosure in advance of such issuance or disclosure.

Section 5.4 Tax Matters.

The following provisions (which shall take precedence over any other provision of this Agreement in the event of a conflict) shall govern the allocation of responsibility as among the Buyer, the Sellers and the Company for certain Tax matters following the Closing Date:

(a) The Sellers shall have responsibility for, and shall pay or cause to be paid when due, any and all Taxes relating to the Company for or relating to any Tax period (or portion thereof,) ending on or before the Closing Date, including Tax periods that begin before and end after the Closing (“Straddle Periods”). The Sellers shall timely prepare and file or cause to be prepared and filed all Tax Returns of the Company for all periods ending on or before the Closing Date and shall cause to be paid the Taxes shown as due on such Tax Returns. Prior to the filing of any such Tax Return that was not filed before the Closing Date, the Sellers’ Representative shall provide the Buyer with a substantially final draft of such Tax Return at least fifteen (15) Business Days prior to the due date for such Tax Return. The Buyer shall notify the Sellers’ Representative of any objections that the Buyer may have to any items set forth in any such draft Tax Return, and the Sellers’ Representative shall consider in good faith any such objections. Such Tax Returns shall be prepared or completed in a manner consistent with prior practice of the Company with respect to Tax Returns concerning the income, properties or operations of the Company, except as otherwise required by Law or regulation or otherwise agreed to in writing by the Buyer prior to the filing thereof. The Buyer shall timely prepare and file or cause to be prepared and filed all Straddle Period Tax Returns of the Company and shall pay the Taxes shown as due on such Tax Returns. At least fifteen (15) Business Days prior to the filing of any such Tax Return, the Buyer shall provide the Sellers’ Representative with a substantially final draft of such Tax Return with an allocation of the Sellers’ portion of the Straddle Period Taxes due with respect to such Tax Returns. The Sellers’ Representative shall notify the Buyer of any objections that the Sellers’ may have to any items set forth in any such draft Tax Return or the allocation of the Straddle Period Taxes, and the Buyer shall consider in good faith any such objections. Each Seller shall pay its portion of the Straddle Period Taxes to the Buyer (to the extent not paid prior to the Closing Date, included as an accrued liability in Post-Closing Balance Sheet or with respect to which the Company previously made a payment of estimated Taxes). The Buyer and the Sellers shall, and shall cause their Affiliates, officers, employees, agents, auditors and other representatives to, reasonably cooperate in preparing and filing all such Tax Returns prepared pursuant to this Section 5.4(a).

(b) After the Closing Date, the Buyer shall have the exclusive right to represent the interests of the Company in any and all Tax audits, assessments or administrative or court proceedings relating to Tax Returns for taxable periods ending on or before the Closing Date; provided, however, that the Sellers’ Representative shall have the right to participate in any such audit, assessment or proceeding and to employ counsel of his choice for purposes of such participation to the extent that any such audit, assessment or proceeding would result in an indemnity payment by the Sellers pursuant to Section 7.1(a). In the event that the Buyer proposes to compromise or settle any Tax claim, or consent or agree to any Tax liability, relating to the Company for any taxable period ending on or before the Closing Date, the Sellers’ Representative shall have the right to review such proposed compromise, settlement, consent or agreement. Without the prior written consent of the Sellers’ Representative, which shall not be unreasonably withheld or delayed, the Buyer shall not agree or consent to compromise or settle any issue or claim arising in any such audit, assessment or proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement would result in an indemnity payment by the Sellers pursuant to Section 7.1(a).

(c) Each Seller agrees to notify the Buyer promptly in writing upon receipt by any Seller, or any affiliate of any such Sellers, of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of the Company.

(d) After the Closing Date, the Buyer and the Sellers agree to provide each other with such cooperation and information relating to the Company as any other Party may reasonably request in (i) filing any Tax Return, amended Tax Return or other Tax filing or claim for refund of Taxes, (ii) determining any Tax liability or right to refund of Taxes, (iii) conducting or defending any audit or other proceeding in respect of Taxes, or (iv) effectuating the terms of this Agreement. Notwithstanding the foregoing, no Party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 5.4(d).

(e) The Sellers, shall be responsible for all transfer, gains, documentary, sales, use, registration, stamp, value-added or other similar Taxes payable by reason of the transactions contemplated under this Agreement (the “Transfer Taxes”). Each of the parties hereto shall prepare and file any Tax Returns and other filings required to be filed by such Party relating to any such Transfer Taxes, and as applicable, the other parties shall fully cooperate with respect to the preparation and filing thereof. Each of the parties hereto agree to use their commercially reasonable efforts to obtain any certificate, including a resale certificate, or other document from any Governmental Entity as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed with respect to the transactions contemplated by this Agreement.

(f) Buyer shall promptly pay or cause to be paid to the Sellers any Tax refunds or credits of the Company with respect to any Tax period ending on or before the Closing Date or the portion of a Straddle Period ending on the Closing Date, that are received in cash by, or credited against a Tax liability of, Buyer or the Company (or any successor(s) thereof) after the Closing Date within ten (10) days after the receipt of such refunds or the application of such credits.

(g) The portion of Taxes attributable to the portion of a Straddle Period ending on the Closing Date shall (x) in the case of property, ad valorem, and other Taxes imposed on a periodic basis, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (y) in the case of any other Tax, shall be determined using a closing-of-the-books approach as of the end of the Closing Date.

(h) The Parties hereto acknowledge and agree that for U.S. federal (and applicable state and local) income Tax purposes any use of the Company’s cash and cash equivalents as part of the Closing Consideration shall be treated as a sale or exchange of the applicable portion of the Shares pursuant to Zenz v. Quinlivan, 213 F.2D 917 (6th Cir. 1954) unless otherwise required by Law.

(i) Buyer shall not, and shall not permit any of its Affiliates (including, for the avoidance of doubt, the Company), without first obtaining Sellers’ Representative’s written consent, which consent shall not be unreasonably withheld, (i) (except as set forth in Section 5.4(a)), amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to a Tax period (or portion thereof) that ends on or before the Closing Date, (ii) initiate any voluntary disclosure or similar process with respect to any Taxes or Tax Returns of the Company that were originally due on or before the Closing Date (taking into account any applicable extensions), (iii) make an election under Section 336 or 338 of the Code (or any comparable applicable provision of state, local or foreign Tax law) with respect to the transactions contemplated by this Agreement, (iv) make any Tax election with respect to the Company that is retroactively effective on or before the Closing Date.

Section 5.5. Bank Accounts.

Immediately after Closing, the Company shall deliver to the Buyer evidence that signatories to each of the Bank Accounts listed on Schedule 3.16 have been changed in accordance with the Buyer’s instructions.

Section 5.6 Continuation of Company.

Notwithstanding anything else herein to the contrary, Buyer shall use reasonable best efforts, and shall cause the Company to, for a period of not less than six (6) years after the Closing Date, use reasonable best efforts to (i) maintain its existence in the state of Delaware, (ii) maintain funding proper and necessary to conduct its business and (iii) comply with all reporting obligations of the Company under the Securities Exchange Act of 1934 and (iv) shall maintain records in compliance with the SEC Order.

Section 5.7 D&O Insurance.

(a)  For six (6) years after the Closing Date, Buyer will use reasonable efforts to maintain adequate D&O insurance policies for the Company to satisfy the Company’s obligations to indemnify and hold harmless and provide advancement of expenses to, all past and present directors, members, managers, and officers of the Company pursuant to the Company’s Amended and Restated Limited Liability Agreement and any indemnification agreements. Notwithstanding the foregoing, the inability of the Company to obtain D&O pursuant to this Section 5.7(a) will not, in any event vitiate or otherwise amend its indemnification obligations otherwise set forth in the Company’s Amended and Restated Limited Liability Agreement or any indemnification agreements of the Companyand the Buyer shall cause the Company to honor these obligations.

(b) Notwithstanding any other provisions hereof, the obligations of Buyer and the Company contained in this Section 5.7 shall be binding upon the successors and assigns of Buyer and the Company. In the event Buyer or the Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, honor the D&O insurance obligations and indemnification obligations set forth in this Section 5.7.

ARTICLE VI

6.	CONDITIONS

Section 6.1 Conditions to Each Party’s Obligations to Effect the Closing.

The respective obligations of each Party to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Regulatory Consent. All Governmental Consents shall have been made or obtained (as the case may be).

(b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby.

(c)  No Governmental Restrictions. There shall not be any pending or threatened suit, action or proceeding asserted by any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied.

Section 6.2 Conditions to Obligations of the Buyer.

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)   Representations and Warranties of the Sellers. The representations and warranties of the Sellers shall be true and correct in all material respects (except for those representations and warranties which have already been qualified with respect to materiality which shall be true and correct in all respects) as of the Closing Date, as if such representations and warranties were made as of the Closing Date (except as to any such representation or warranty which speaks as of a specific date, which must be true and correct as of such specific date).

(b) Performance of Obligations of the Sellers. The Sellers shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Absence of Certain Changes. No Material Adverse Effect shall have occurred since the Balance Sheet Date.

(d) Closing Deliveries. The Sellers’ Representative shall have delivered to the Buyer the instruments and documents contemplated by Section 2.2(a).

Section 6.3 Conditions to Obligations of the Sellers.

The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)  Representations and Warranties of the Buyer. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties which have already been qualified with respect to materiality which shall be true and correct in all respects) as of the Closing Date, as if such representations and warranties were made as of the Closing Date (except as to any such representation or warranty which speaks as of a specific date, which must be true and correct as of such specific date).

(b) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)  Closing Deliveries. The Buyer shall have delivered to the Sellers at the Closing the certificates and other instruments and documents contemplated by Section 2.2(b).

ARTICLE VII

7.	INDEMNIFICATION

Section 7.1 Indemnification.

(a)  Indemnification by the Sellers. Subject to the limits set forth in this Section 7.1, from and after the Closing, each Founder Seller shall severally and not jointly (in accordance with its Seller Indemnity Pro Rata Share) indemnify, defend and hold the Buyer and its Affiliates (including, after the Closing, the Company) and their respective partners, principals, members, officers, directors, shareholders, employees, agents and representatives (the “Buyer Indemnified Persons”) harmless from and in respect of any and all losses, damages, costs and reasonable expenses (including reasonable fees and expenses of counsel including both those incurred in connection with the defense or prosecution of the indemnifiable claim and those incurred in connection with the enforcement of this provision, whether or not related to a Third Party Claim) (collectively, “Losses”), incurred arising out of or due to (i) any breach of any representation or warranty of the Sellers contained in Article 3; (ii) any breach of any covenant of the Sellers contained in this Agreement; and (iii) liabilities of the Company or a Seller for any broker’s or finder’s fees and any Transaction Expenses.

(b) Indemnification by the Buyer. Subject to the limits set forth in this Section 7.1, from and after the Closing, the Buyer agrees to indemnify, defend and hold the Sellers, their Affiliates and their respective managers, officers, directors, shareholders, employees agents and representatives (the “Seller Indemnified Persons”) harmless from and in respect of any and all Losses incurred arising out of or due to (i) any breach of any representation or warranty of the Buyer contained in this Agreement; (ii) any breach of any covenant of the Buyer contained in Article 4, (iii) liabilities of the Buyer for any broker’s or finder’s fees or other fees and expenses, including, but not limited to, legal fees and expenses incurred by the Buyer in connection with the transactions contemplated by this Agreement and (iv) any claims arising after the Closing.

(c) Certain Limitations. Anything in this Article 7 to the contrary notwithstanding:

(i)  except in the case of Fraud on the part of any Seller or the Company, no Losses shall be recoverable by the Buyer Indemnified Persons pursuant to the provisions of Section 7.1(a)(i) or the Seller Indemnified Persons pursuant to the provisions of Section 7.1(b)(i), as the case may be, in respect of breaches of representations and warranties (other than the representations and warranties set forth in Sections 3.1 (Organization; Authority; Due Execution), 3.5 (Capitalization), 3.20 (Brokers), 4.1 (Organization; Authority; Due Execution), and 4.5 (Brokers) (collectively, the “Fundamental Representations”), until such time as the total amount of all Losses that have been incurred by the Buyer Indemnified Person or the Seller Indemnified Person, as the case may be, exceeds one percent (1%) of the Purchase Price in the aggregate (in which case the Buyer Indemnified Person or the Seller Indemnified Person, as applicable, shall be entitled to seek compensation for all such Losses, subject to the other clauses of this Article 7);

(ii)  except in the case of Fraud, no Losses shall be recoverable by the Buyer Indemnified Persons pursuant to the provisions of Section 7.1(a)(i) or the Seller Indemnified Parties pursuant to the provisions of Section 7.1(b)(i), as the case may be (other than the Fundamental Representations) in excess of the Indemnity Escrow Amount;

(iii)  no Losses shall be recoverable by the Buyer Indemnified Persons pursuant to Section 7.1(a)(i) or the Seller Indemnified Persons pursuant to Section 7.1(b)(i) as it relates to Fundamental Representations in excess of the Closing Consideration actually paid to the Founder Sellers; furthermore, indemnifiable Losses of the Buyer Indemnified Persons pursuant to Section 7.1(a)(i) as it relates to Fundamental Representations in excess of available Indemnity Escrow Fund shall be recoverable solely from the Founder Sellers, severally and not jointly, in accordance with their Founder Pro Rata Shares;

(iv)  No Seller shall have an obligation to indemnify the Buyer Indemnified Persons for Losses resulting from: (i) any breach of a representation or warranty in Article 3 of another Seller, (ii) any breach of any covenant or agreement of another Seller contained in this Agreement or (iii) any Fraud by another Seller.

(v)  no Founder Seller shall have any right of contribution against the Company with respect to any breach by the Company of any of its representations, warranties, covenants or agreements and from and after the Closing, the Company shall have no obligation with respect to breaches of representations, warranties, covenants or agreements.

(d) Survival Generally. Except in respect of the Fundamental Representations, the representations and warranties of the Parties contained Article 3 and Article 4 shall survive for twelve (12) months following the Closing Date and the covenants of the Parties herein shall survive until performed.

(e)   Fundamental Representations Survival. Fundamental Representations shall survive the Closing for a period of three (3) years after the Closing Date.

(f) Claims for Indemnification. No Party or other Person shall be entitled to indemnification pursuant to this Agreement unless such Party or other Person has given written notice of its claim for indemnification within the survival periods specified in the foregoing provisions of this Section 7.1.

(g) Notice and Opportunity to Defend. If there occurs an event which a Party asserts is an indemnifiable event pursuant to Section 7.1(a) or 7.1(b), the Party or parties seeking indemnification (the “Indemnified Party”) shall promptly notify in writing the other Party or Parties obligated to provide indemnification (the “Indemnifying Party”) and Escrow Agent or Key Holders, as applicable, but no later than sixty (60) days, after such Indemnifying Party receives written notice of any claim, event or matter as to which indemnity may be sought; provided that the failure of the Indemnified Party to give notice as provided in this Section 7.1(g) shall not relieve any Indemnifying Party of its obligations under Section 7.1, except to the extent that such failure materially prejudices the rights of any such Indemnifying Party. In the event of any claim, action, suit, proceeding or demand asserted by any person who is not a Party (or a successor to a Party) to this Agreement (a “Third Party Claim”) which is or gives rise to an indemnification claim, the Indemnifying Party may elect within fifteen (15) days to acknowledge its obligations to indemnify the Indemnified Party therefor and to assume the defense of any such claim or any litigation resulting therefrom; provided, that the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have sufficient financial resources to defend against the Third Party Claim; provided, further, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at the Indemnified Party’s expense, which shall include counsel of its choice; provided that the Indemnified Party shall have the right to employ, at the Indemnifying Party’s expense, one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent the Indemnified Party if, in the Indemnified Party’s reasonable judgment, there exists an actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party or if (i) the Indemnifying Party elects not to defend, compromise or settle a Third Party Claim, (ii) the Indemnifying Party fails to notify the Indemnified Party within the required time period of its election as provided in this Section 7.1(g), (iii) the Indemnifying Party does not have the financial resources necessary to defend against the matter, (iv) the Third Party Claim seeks injunctive or other equitable relief, or (v) the Third Party Claim involves a criminal suit, and in each such case the Indemnified Party may defend such Third-Party Claim on behalf of and for the account and risk of the Indemnifying Party. The Indemnifying Party, in the defense of any such claim or litigation, shall not, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to entry of any judgment or entry into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim or litigation. The Indemnified Party shall not settle or compromise any such claim or litigation without prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) that does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim or litigation. The Indemnified Party shall furnish such information regarding itself or the claim in question as the Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

(h) Indemnification Procedures for Non-Third Party Claims. In the event of a claim that does not involve a third party, the Indemnified Party shall promptly send a notice of claim to the Indemnifying Party and the Escrow Agent or Key Holders, as applicable, but no later than sixty (60) days after such Indemnifying Party receives written notice of any claim, event or matter as to which indemnity may be sought; provided that the failure of the Indemnified Party to give notice as provided in this Section 7.1(h) shall not relieve any Indemnifying Party of its obligations under Section 7.1, except to the extent that such failure materially prejudices the rights of any such Indemnifying Party. The Indemnifying Party will have thirty (30) days from receipt of such notice of claim to dispute the claim and will reasonably cooperate and assist the Indemnified Party in determining the validity of the claim for indemnity. If the Indemnifying Party does not give notice to Indemnified Party that it disputes such claim within thirty (30) days after its receipt of the notice of claim, the claim specified in such notice of claim will be conclusively deemed Losses subject to indemnification hereunder.

Section 7.2 Indemnity Escrow Fund.

(a)  The Indemnity Escrow Fund shall be available to compensate any Buyer Indemnified Person pursuant to the indemnification obligations of the Sellers and shall be held and disbursed by the Escrow Agent(s) or Key Holders, as applicable, mutually appointed by the Parties on or before the Closing Date. Subject to and in accordance with the Escrow Agreement, the amount of indemnifiable Losses shall be released to Buyer from the Indemnity Escrow Fund.

(b) Subject to the other limitations set forth in Section 7.1, the Buyer Indemnified Persons’ right to indemnification pursuant to Section 7.1(a)(i) (subject to the other limitations in this Article 7) on account of indemnifiable Losses shall be satisfied in the following order: (A) first, such Losses will be satisfied by recovery from the Indemnity Escrow Fund and (B) thereafter, be satisfied by recovery from the Founder Sellers in accordance with their respective Indemnity Pro Rata Shares; provided, however, that Buyer Indemnified Persons’ sole recourse under Section 7.1(a)(i) (other than with respect to Fundamental Representations) shall be limited to the Indemnity Escrow Fund.

(c)  Any amounts remaining in the Indemnity Escrow Account on the twelve (12) month anniversary of the Closing Date shall be released to the Sellers. Each of the Buyer and the Sellers shall take all actions promptly that are necessary to authorize the distributions required pursuant to this Section 7.2. Notwithstanding the foregoing, to the extent that the Buyer reasonably determines that the Compliance Amount is or will be insufficient for the purpose of covering the Filing Fees for a period of two (2) years from the Closing Date, the Buyer shall provide a written summary of the projected deficit and the Sellers’ Representative will work with the Buyer in good faith to determine an amount of the Indemnity Escrow Fund which will be held back and added to the Compliance Amount for the purposes of covering any such Compliance Amount deficit. In no event will the amount held back from the Indemnity Escrow Account to cover any Compliance Amount deficit exceed Five Hundred Thousand Dollars ($500,000).

Section 7.3 Exclusive Remedy.

The Parties agree that, from and after the Closing, the sole and exclusive remedies of the Parties hereto for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement or the transactions contemplated hereby are the indemnification obligations of the Parties set forth in this Article 7. The provisions of this Section 7.3 will not, however, prevent or limit a cause of action under Section 9.11 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. To the extent that any Party hereto has any Losses for which it may assert any right to indemnification, reimbursement, contribution or recovery in connection with this Agreement (whether under this Agreement or under any common law or any statute or otherwise) other than pursuant to this Article 7, (a) Sellers hereby waive, release and agree not to assert such right, and (b) Buyer hereby waives, releases and agrees not to assert such right, in each case, regardless of the theory upon which any claim may be based, whether contract, equity, tort, fraud, negligent or intentional misrepresentation, warranty, strict liability or any other theory of liability, other than a claim against a Party hereto for Fraud by such Party.

ARTICLE VIII

8.	DEFINITIONS

Section 8.1 Definitions.

For purposes of this Agreement:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliate Arrangements” has the meaning set forth in Section 3.18(a).

“Agreement” has the meaning set forth in the Preamble.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or obligated by Law or executive order to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Persons” has the meaning set forth in Section 7.1(a).

“Buyer’s knowledge” means the actual knowledge of the Buyer’s board of directors.

“Cash Closing Amount” has the meaning set forth in Section 1.2(b)(ii).

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Code” means the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto.

“Company” has the meaning set forth in the Preamble.

“Company Debt” means, with respect to the Company, (a) all obligations of such Person for principal of, interest on, and premium (if any), whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities and (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (g) all indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person.

“Company Debt Obligees” means any payees of outstanding Company Debt including, but not limited to, lenders, vendors, token holders with outstanding redemption claims, which have not been paid in full prior to the Closing.

“Company Expense Obligees” means any payees of outstanding Transaction Expenses which have not been paid in full prior to the Closing.

“Company Group” means the Company and the Company Subsidiaries.

“Company Independent Contractors” has the meaning set forth in Section 3.11(a).

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means all contracts and agreements relating to material Intellectual Property, to which the Company is a party or by which the Company is bound, including, without limitation, any licenses of Intellectual Property (i) from the Company to any third party and (ii) to the Company from any third party, except for any licenses implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $5,000 under which the Company is a licensee.

“Compensation and Benefit Plans” has the meaning set forth in Section 3.12(a)(iii).

“Compliance Amount” means an amount of $1,500,000 (One Million Five Hundred Thousand Dollars) net of taxes exclusively for the purpose of covering third party fees, including, but not limited to, audit and legal fees incurred in relation to the Company’s ongoing filing requirements under the 34’ Act (the “Filing Fees”).

“Contingent Consideration” has the meaning set forth in Section 1.3(a).

“Contract” means any agreement, lease, contract, note, mortgage, indenture or other legally binding obligation or commitment, written or oral.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Continuing Employees” has the meaning set forth in Section 2.2(a)(viii).

“Copyrights” means all copyrights (registered or otherwise) and registrations and applications for registration thereof, and all rights therein provided by multinational treaties or conventions.

“Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debt.

“Employee” has the meaning set forth in Section 3.11(a).

“Employment and Services Agreements” has the meaning set forth in Section 3.11(b).

“Encumbrance” means, with respect to any property or asset, any lien, mortgage, pledge, security interest, and other encumbrance.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

“Escrow Agent” has the meaning set for in Section 2.2(b)(ii).

“Escrow Agreement” has the meaning set for in Section 2.2(a)(v).

“Escrow Wallet” means a Safe 2-of-2 multisignature wallet created by the Buyer where the Buyer holds one private key and the Sellers’ Representative holds the other private key (collectively, the “Key Holders”).

“Exploit” means to make, have made, offer to sell, sell, have sold, use, import, make public, reproduce, transmit, extract, distribute (by sale or other transfer, or by rental, lease or lending), prepare derivative works of (including, without limitation, translation, dubbing or undertitling), perform or display publicly, and including the right to have done and authorize third parties to do any of the aforementioned acts.

“Fairly Disclosed” means in relation to a fact, matter, circumstance, or liability disclosed in writing in such a way and in sufficient detail as to enable a reasonably prudent prospective investor in the Shares to identify the scope, substance, and significance of the relevant fact, matter, circumstance, or liability.

“FCPA” has the meaning set forth in Section 3.15(c).

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Founder” means each of Ryan D. Faber, Alain Pierre Meier, Jesse Jordan Leimgruber and John Carlton Backus III.

“Founder Pro Rata Share” means the percentage set forth next to such Founder’s name on Schedule 1.0 hereto. For the avoidance of doubt, the sum of all Founder’s Indemnity Pro Rata Shares shall equal 100%.

“Fraud” means common law fraud under the Laws of the State of Delaware by any Party to this Agreement with respect to the making of any representation, warranty, agreement or covenant set forth in this Agreement.

“Fundamental Representations” has the meaning set forth in Section 7.1(c)(i).

“GAAP” has the meaning set forth in Section 3.4(a).

“Governing Documents” means, with respect to a Person, (i) its articles or certificate of incorporation and bylaws or certificate of formation and operating agreement (or equivalent creation, formation, or organizational documents) and (ii) any amendment or supplement to the foregoing.

“Governmental Consents” has the meaning set forth in Section 3.3(a).

“Governmental Entity” has the meaning set forth in Section 3.3(a).

“Immigration Laws” has the meaning set forth in Section 3.11(c).

“Indemnified Party” has the meaning set forth in Section 7.1(g).

“Indemnifying Party” has the meaning set forth in Section 7.1(g).

“Indemnity Escrow Amount” means an amount equal to $1,500,000.00 (One Million Five Hundred Thousand Dollars). For the avoidance of doubt, the Indemnify Escrow Amount shall be available to compensate Buyer for certain Losses relating to Taxes owed by the Company for any period prior to the Closing Date.

“Founders Indemnity Pro Rata Share” means with respect to any Losses for which the Buyer is entitled to indemnification hereunder, the Founder Sellers’ pro rata responsibility for such Losses shall be allocated as follows: Jesse Leimgruber 23.70%, Ryan Faber 28.44%, Alain Meier 23.70%, John Backus 18.96%, Steve Mullins 2.60%, and Diana Bushard 2.60%.

“Intellectual Property” means all intellectual and industrial property, including without limitation: (a) inventions, whether or not patentable, whether or not reduced to practice or whether or not yet made the subject of a pending Patent application or applications, (b) Patents, (c) Marks, (d) Copyrights, (e) Software, (f) trade secrets and confidential, technical or business information (including ideas, formulas, compositions, designs, inventions, and conceptions of inventions whether patentable or unpatentable and whether or not reduced to practice) (collectively, the “Trade Secrets”), (g) confidential and proprietary know-how (h) all rights to obtain and rights to apply for Patents, and to register Marks and Copyrights, (i) all rights under any license agreements and any licenses, registered user agreements, technology or materials, transfer agreements, and other agreements or instruments with respect to items in (a) to (i) above; and (j) all rights to sue and recover and retain damages and costs and attorneys’ fees for present and past infringement of any of the Intellectual Property rights hereinabove set out.

“Laws” has the meaning set forth in Section 3.15(a).

“Leimgruber Note” means that certain promissory note entered into with Jesse J. Leimgruber on July 18, 2022, pursuant to which the Company loaned to Mr. Leimgruber an aggregate principal amount of $2.6 million payable in U.S. dollars.

“Licensed Intellectual Property” means all Intellectual Property that the Company or any Company Subsidiary is licensed to use pursuant to Company IP Agreements.

“Losses” has the meaning set forth in Section 7.1(a).

“Marks” means all trademarks, service marks, trade dress, logos, distinguishing guises and indicia, trade names, corporate names, business names, domain names, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including, but not limited to, all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by multinational treaties or conventions.

“Material Adverse Effect” means, with respect to the Company, any change, event, violation, inaccuracy, circumstance or effect (whether alone or together with other changes, events, violations, inaccuracies, circumstances or effects) that has had or would reasonably be expected a materially adverse effect on the financial condition, properties, assets (including intangible assets), business, liabilities, or results of operations of the Company, but, in each case, none of the following, either individually or in the aggregate, shall be deemed to constitute, or be taken into account, in determining whether there has been, such a material adverse effect: any change, occurrence, event or development: (a) arising from general economic, political, financial, banking, credit or securities market conditions, (b) generally applicable to the industry in which it conducts its business generally; (c) arising from any changes, including changes in interpretation, in applicable Laws or accounting rules or, with respect to the Company; (d) arising from natural disasters, acts of terrorism or war (whether or not declared), military action or epidemics, pandemics or disease outbreaks (including COVID-19) or orders relating thereto; or (e) arising from the failure of the Company to meet any published or internally prepared projections (financial or otherwise), budgets, plans, or forecasts of revenues, earnings, or other financial performance measures or operating statistics.

“Material Contracts” has the meaning set forth in Section 3.16(a)(xii).

“Open Source Software” means software that is subject to or licensed, provided, or distributed under any “open source,” “copyleft,” or similar types of license terms that meet the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Ordinary Course of Business” means the ordinary course of business of the Company.

“Owned Intellectual Property” means all Intellectual Property in and to which the Company or any Company Subsidiary has right, title and interest, or has a right to hold right, title and interest. “Parties” means the parties to this Agreement.

“Patents” means all national (including the United States) and multinational statutory invention registrations, patents, patent registrations, patent applications, provisional patent applications, industrial designs, industrial models, including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations, and all rights therein provided by multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or application.

“Permits” has the meaning set forth in Section 3.15(b).

“Permitted Encumbrances” means: (i) Encumbrances reflected in the Financial Statements, (ii) Encumbrances for Taxes not yet due and payable or that are being contested by appropriate proceedings and (iii) minor Encumbrances that have arisen in the Ordinary Course of Business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company.

“Person” means an individual, corporation, partnership, limited liability company, trust or unincorporated organization or a government or any agency or political subdivision thereof, or any other entity.

“Proceedings” has the meaning set forth in Section 3.6(a).

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Representatives” has the meaning set forth in Section 3.21.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller Indemnified Persons” has the meaning set forth in Section 7.1(b).

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ knowledge” means the actual knowledge of each of the Founder Sellers.

“Sellers’ Representative” has the meaning set forth in Section 9.12(a).

“Shares” has the meaning set forth in the Recitals.

“Side Letter” means the letter agreement between the Parties providing for certain royalty payments related to the wallet technology.

“Software” means any and all computer programs and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, subroutines, algorithms, program architecture, design concepts, system design, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software.

“Straddle Periods” has the meaning set forth in Section 5.4(a).

“Subsidiary” or “Subsidiaries” means, with respect to any specified Person, any Person with respect to which such specified Person, directly or indirectly, owns or controls capital stock or other equity interests representing more than fifty percent (50%) of the general voting power under ordinary circumstances of such Person, including any specified Person with the power to elect a majority of the board of directors of such Person or with the power to direct the business and policies of such Person.

“Tax” or “Taxes” has the meaning set forth in Section 3.10(g).

“Tax Return” has the meaning set forth in Section 3.10(h).

“Third Party Claim” has the meaning set forth in Section 7.1(g).

“Transaction Expenses” means any fees, costs and expenses incurred by or on behalf of the Company and the Sellers, in each case arising from, incurred in connection with the negotiation of this Agreement and the performance of such Person’s obligations hereunder, and the consummation of the transactions contemplated hereby.

“Transfer Taxes” has the meaning set forth in Section 5.4(e).

“Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code.

“U.S.” or the “United States” means the United States of America (including the states thereof and the District of Columbia), and its “possessions”, including Puerto Rico, the United States Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands. Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa.

ARTICLE IX

9.	MISCELLANEOUS

Section 9.1 Waiver.

Any failure of the Company or the Sellers to comply with any of its obligations or agreements herein contained may be waived only in writing by the Buyer. Any failure of the Buyer to comply with any of its obligations or agreements herein contained may be waived only in writing by the Sellers’ Representative. The failure of any Party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such Party thereafter to enforce each and every such provision. No waiver of any breach of or non- compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

Section 9.2 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt of: hand delivery; certified or registered mail, return receipt requested; or telecopy transmission with confirmation of receipt:

(a) If to the Sellers or the Company (before Closing), to:

Bloom HoldCo LLC

PMBS 1387

1000 Brickell Avenue, Suite 715

Miami, FL 33131 Attention: Ryan Faber

email: ryan@bloom.co

(b) If to Buyer or the Company (after Closing), to:

Virtual Assets Lab AG

c/o Centralis Switzerland GmbH

Bahnhofstrasse 10

6300 Zug

Switzerland

Attention: Diana Bushard

email: diana@val.com

Such names and addresses may be changed by written notice to each person listed above.

Section 9.3 Governing Law; Arbitration.

(a)  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of laws principles thereof.

(b) Each Party agrees that any controversy, dispute or claim arising out of or relating to this Agreement and/or any documents related hereto or a breach of any of the terms or conditions of this Agreement, including a dispute as to the scope or applicability of this Agreement which cannot be resolved by the Parties within thirty (30) days after written notice by either Party, shall be settled by binding arbitration by three (3) arbitrators, of whom the Buyer and the Sellers’ Representative shall each appoint one and the two appointed arbitrators shall mutually appoint one, in New Castle County, Delaware. The arbitration shall be administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The cost of any arbitration proceeding under this provision shall be shared equally by the Buyer and the Sellers’ Representative. The arbitrators shall state in writing the reasons for their award and the legal and factual conclusions underlying the award. The award of the arbitrators shall be final, and judgment upon the award may be entered in any state or federal court located in New Castle County, Delaware. The Parties agree that all of the negotiations and arbitration proceedings relating to such disputes and all testimony, transcripts and other documents relating to such arbitration shall be treated as confidential and will not be disclosed or otherwise divulged to any other person except as necessary in connection with such negotiations and arbitration proceedings.

Section 9.4 Counterparts.

This Agreement may be executed in any number of counterparts (including by facsimile signature or by other electronic means, such as portable document format (.pdf) file), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 9.5 Headings.

The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.6 Entire Agreement.

This Agreement, including the Exhibits and Schedules hereto and the documents referred to herein, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement or to the extent to which any such Party’s counsel participated in the drafting of any provision hereof or by virtue of the extent to which any such provision is inconsistent with any prior draft hereof.

Section 9.7 Amendment and Modification.

This Agreement may be amended or modified only by written agreement of the Parties hereto.

Section 9.8 Binding Effect; Benefits.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns; nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors and assigns (and, to the extent provided in Section 7.1, the other Buyer Indemnified Persons and Seller Indemnified Persons) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.9 Severability.

Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible. Notwithstanding this Section 9.9, in the event that any restriction in this Agreement is too broad to permit enforcement of such restriction to its fullest extent, each Party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each Party hereby consents and agrees that the scope of such restriction may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Section 9.10 Assignability.

No Party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other Party hereto except that the Buyer may sell, transfer or assign, in whole or from time to time in part, to one or more of its Affiliates the right to purchase all or a portion of the Shares, but no such sale, transfer or assignment shall relieve the Buyer of its obligations hereunder. Any purported violation of this Section 9.10 shall be null and void.

Section 9.11 Specific Performance.

The Parties agree that immediate and irreparable harm and damage would occur for which monetary damages alone would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that in the event of such breach or non-performance, neither Party shall interfere with, delay, obstruct, or prevent the non-breaching Party from taking, or require such Party to take, any steps prior to taking action to seek an interim and interlocutory equitable remedy (including an injunction or order for specific performance) on notice or ex parte to enforce its rights or to preserve the status quo or prevent irreparable harm and each Party covenants and agrees not to contest, object to, or otherwise oppose an application for equitable relief by the other Party in such circumstances, and waives any and all immunities from any equitable relief to which it may be entitled. Any such relief or remedy shall not be exclusive, but shall be in addition to all other available legal or equitable remedies. Each Party agrees that the provisions of this Section 9.11 are fair and reasonable in the commercial circumstances of this Agreement, and that neither Party would have entered into this Agreement but for each Party’s agreement with the provisions of this Section 9.11.

Section 9.12 Representative for Sellers.

(a) The Sellers hereby appoint Ryan D. Faber as their agent and attorney-in-fact (the “Sellers’ Representative”) to act for and on behalf of each Seller, with authority including, but not limited to, the authority to give and receive notices and communications, to authorize delivery of cash in satisfaction of any claim of indemnifiable Losses recoverable by a Buyer Indemnified Person, to object to such deliveries, to agree to, negotiate and enter into settlements and compromises of, and comply with orders and decrees with respect to such claims, and to take all actions necessary or appropriate in the judgment of such representative for the accomplishment of the foregoing. A decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision of all of the Sellers and shall be final, binding and conclusive upon each of the Sellers. Without limiting the generality of the foregoing, the Sellers’ Representative shall have full power and authority, on behalf of all of the Sellers and their successors, to interpret all the terms and provisions of this Agreement, to dispute or fail to dispute any claim of indemnifiable Losses made by a Buyer Indemnified Person, to negotiate and compromise any dispute which may arise under this Agreement, to sign any releases or other documents with respect to any such dispute, and to authorize any payments to be made with respect to this Agreement. The Person serving as the Sellers’ Representative may be changed by a majority vote of the Founder Sellers based on their pro rata share. The Sellers’ Representative shall be entitled to engage outside legal counsel, accountants, consultants, experts or other advisors as the Sellers’ Representative deems necessary or appropriate (in his, her or its sole discretion) in connection with performing his duties or exercising his rights under this Agreement or any other Transaction Document. Each Seller agrees to receive correspondence from the Sellers’ Representative, including in electronic form.

(b) The Sellers’ Representative (together with his consultants, agents and employees, collectively, the “Sellers’ Representative Group”), shall not be liable to any Sellers arising out of or in connection with the acceptance or administration of the Sellers’ Representative’s duties hereunder without bad faith or willful misconduct. The Sellers shall severally and not jointly, indemnify, defend and hold harmless the Sellers’ Representative Group from and against such Seller’s Indemnity Pro Rata Share of any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Sellers’ Representative Expenses”) incurred other than as a direct consequence of the bad faith or willful misconduct on the part of the Sellers’ Representative Group and arising out of or in connection with the acceptance or administration of its duties under this Agreement or any ancillary document hereto; provided, that in the event that any such Sellers’ Representative Expense is finally adjudicated to have been directly caused by the bad faith or willful misconduct of a member of the Sellers’ Representative Group, such member of the Sellers’ Representative Group will reimburse the Sellers the amount of such indemnified Sellers’ Representative Expense to the extent attributable to such bad faith or willful misconduct. The Sellers’ Representative Group shall be entitled to recover any Sellers’ Representative Expenses by recourse directly to the Sellers, based on their respective Indemnity Pro Rata Share. The Sellers acknowledge that the Sellers’ Representative shall not be required to expend or risk his own funds or otherwise incur any financial liability in the exercise or performance of any of his powers, rights, duties or privileges or administration of his duties. A decision, act, consent or instruction of the Sellers’ Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 9.7 hereof, shall constitute a decision of the Sellers and shall be final, binding and conclusive upon the Sellers, and each Seller waives any and all defenses which may be available to contest, negate or disaffirm the action of the Sellers’ Representative taken under this Agreement or any ancillary agreement hereto. The Buyer shall be able to rely conclusively on the instructions and decisions of the Sellers’ Representative with respect to any such decision, act, consent or instruction. The Sellers’ Representative shall be entitled to: (i) rely upon any signature believed by it to be genuine, and (ii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Seller or other party. The Buyer will not be responsible for any obligations of the Sellers’ Representative (or any failure to comply with such obligations), including for any amounts relating to the Sellers’ Representative Expenses.

(c)  The Sellers recognize and intend that the power of attorney granted in Section 9.12(a) and the powers, immunities and rights to indemnification granted to the Sellers’ Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable; (ii) may be delegated by the Sellers’ Representative; and (iii) shall survive the death, incapacity, dissolution, liquidation, bankruptcy or winding up of each of the Sellers and shall be binding on any successor thereto.

(d) The Sellers’ Representative may resign at any time by providing written notice of intent to resign to the Founder Sellers, which resignation shall be effective upon the earlier of (A) thirty (30) calendar days following delivery of such written notice or (B) the appointment of a successor by majority vote of the Founder Sellers based on their Indemnity Pro Rata Share. No bond shall be required of the Sellers’ Representative. The Sellers acknowledge and agree that the immunities and indemnities set forth in Section 9.12(a) will survive the resignation or removal of the Sellers’ Representative and the Closing or termination of this Agreement.

Section 9.13 Legal Representation.

Buyer agrees that, as to all communications between and among Brown Rudnick LLP and Sellers, the Company or their respective Affiliates that relate in any way to the transactions contemplated by or in connection with this Agreement (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to Sellers and may be controlled by Sellers and will not pass to or be claimed by Buyer or any of its respective Subsidiaries (including, following the Closing, the Company). The Privileged Communications are the property of Sellers and, from and after the Closing, none of Buyer, its Subsidiaries (including, following the Closing, the Company) or any Person purporting to act on behalf of or through Buyer or such Subsidiaries will seek to obtain the Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means. Buyer, and its respective Subsidiaries (including, following the Closing, the Company), together with any of their respective Affiliates, successors or assigns, further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of Sellers or any of their Affiliates after the Closing. The Privileged Communications may be used by Sellers or any of their Affiliates in connection with any dispute that relates to the transactions contemplated by or in connection with this Agreement. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any of its Subsidiaries and a third party (other than a Party to this Agreement or any of its Affiliates) after the Closing, Buyer and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of Privileged Communications and other confidential communications by counsel to such third party, provided, however, that neither Buyer nor its Subsidiaries (including, following the Closing, the Company) may, unless required by applicable Law, waive such privilege without the prior written consent of Sellers. In the event that Buyer or the Company is legally required by an order or otherwise to access or obtain a copy of all or a portion of any Privileged Communications, Buyer shall within five (5) Business Days notify the Sellers’ Representative in writing (including making specific reference to this Section 9.13) so that Sellers can seek a protective order and Buyer agrees to use commercially reasonable efforts to assist therewith. If Sellers so desire, and without the need for any consent or waiver by Buyer or the Company, Brown Rudnick LLP is permitted to represent Sellers after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto.

Section 9.14 Third Party Beneficiaries.

Nothing in this Agreement shall confer any rights, remedies or claims upon any Person not a Party or a permitted assignee of a Party to this Agreement, except as set forth in Section 5.4, and Article 7.

Section 9.15 Nonrecourse.

All actions, suits, claims and proceedings at law or in equity, or arbitration or administrative or other proceedings by or before any Governmental Authority (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against Persons that are expressly identified as Parties hereto. No Person who is not a named Party to this Agreement, including any Affiliate and/or other agent, representative, officer, director, manager or employee of any named Party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity Party against its owners or Affiliates) for any liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party hereto waives and releases all such liabilities against any such Non-Party Affiliates. In the event that any provision of this Agreement provides that a Party hereto shall cause its Affiliates and/or representatives to take any action (or refrain from taking any action) or otherwise purports to be binding on such Party’s Affiliates and/or representatives, such Party shall be liable for any breach of such provision by any such Affiliate or representative.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date first above written.

VIRTUAL ASSETS LAB AG:

By:	/s/ Carl Christian Alexander Boehnke de Lorraine-Elbeuf
Name:	Carl Christian Alexander Boehnke de Lorraine-Elbeuf
Title:	Director

SELLERS’ REPRESENTATIVE:

By:	/s/ Ryan D. Faber
Name:	Ryan D. Faber

SELLERS:

By:	/s/ Ryan D. Faber
Name:	Ryan D. Faber

By:	/s/ Alain Pierre Meier
Name:	Alain Pierre Meier

By:	/s/ Jesse Jordan Leimgruber
Name:	Jesse Jordan Leimgruber

By:	/s/ John Carlton Backus III
Name:	John Carlton Backus III

By:	/s/ Diana J. Bushard
Name:	Diana J. Bushard

By:	/s/ Steven P. Mullins
Name:	Steven P. Mullins